Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-213597

Dated September 15, 2016

Pricing Term Sheet

Ingredion Incorporated

3.200% Senior Notes due 2026

Issuer:	Ingredion Incorporated

Principal Amount:	$500,000,000

Security Type:	Senior Notes

Maturity Date:	October 1, 2026

Coupon:	3.200%

Price to Public:	99.957%

Yield to Maturity:	3.205%

Spread to Benchmark Treasury:	+150 basis points

Benchmark Treasury:	1.500% due August 15, 2026

Benchmark Treasury Price / Yield:	98-04+ / 1.705%

Net Proceeds to Issuer:	$496,535,000, after deducting the underwriting discount and before deducting other estimated expenses

Use of Proceeds:	To repay approximately $350,297,000 of outstanding indebtedness under the Issuer’s term loan, to repay approximately $42,028,000 of outstanding indebtedness under the Issuer’s revolving credit facility and to use the remaining amount for general corporate purposes

Interest Payment Dates:	April 1 and October 1, commencing April 1, 2017

Make-Whole Call:	At any time prior to July 1, 2026, at Treasury plus 25 basis points

Par Call:	On or after July 1, 2026, at par

Trade Date:	September 15, 2016

Settlement Date (T+5):	September 22, 2016

Denominations:	$2,000 x $1,000

CUSIP/ISIN:	457187 AB8 / US457187AB87

Ratings*:	Baa2/BBB/BBB (Moody’s/S&P/Fitch)

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC
Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Mizuho Securities USA Inc.

Co-Managers:	BMO Capital Markets Corp. BB&T Capital Markets, a division of BB&T Securities, LLC Loop Capital Markets LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Delivery of the securities is expected to be made against payment for the securities on September 22, 2016, which will be the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities prior to the delivery of the securities hereunder will be required, by virtue of the fact that the securities initially will settle in five business days (T+5), to specify alternate settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisers.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the accompanying prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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